

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2021

Anthony Geisler
Chief Executive Officer
Xponential Fitness, Inc.
17877 Von Karman Ave, Suite 100
Irvine, CA 92614

> **Re: Xponential Fitness, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted April 16, 2021**
> **CIK 0001802156**

Dear Mr. Geisler:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted April 16, 2021

Prospectus Summary, page 3

1. We note your statement that "[b]ased on our internal and third-party analyses by Buxton Company, we estimate that franchisees could have a total of over 6,200 studios in the United States alone." Please give additional context for this statement so that readers can appreciate by when you would achieve this estimation and the resources you would need in order to do so.

2. Please balance the emphasis placed on the "[h]ighlights of [y]our platform's recent . . . growth" in this section by also addressing your history of net losses as well as the average unit volume for fiscal 2020. In addition, please address challenges to your growth, such as the the continued uncertainty engendered by the COVID-19 pandemic. Lastly, please

explain why you believe you are poised "to accelerate growth."

3. We note that you present average quarterly same sales growth for the eight quarters ended December 31, 2019 as opposed to the eight quarters ended December 31, 2020. Please revise to include this period or tell us why you believe omitting it is appropriate.

Highly Attractive Boutique Fitness Consumer, page 5

4. Please tell us how you have arrived at your estimation that "[o]n average, a boutique fitness studio member spent $90 per month, compared to $51 per month for the average health and fitness club consumer, in 2019" and the related statistics you provide on page 5.

Asset-light franchise model and predictable revenue streams support strong free cash flow coversion, page 7

5. Reference is made to your disclosure of your free cash flow conversion percentages in 2019 and 2020. Please present, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
The COVID-19 Pandemic, page 86

6. Please include a specific discussion of the costs the business incurred and any other negative impacts on the company as a result of the COVID-19 pandemic. In addition, please quantify the reduced marketing fund percentage collected from franchisees, temporary rent deferrals, reduction in capacity for certain studios and other factors you implemented in 2020 as a result of COVID-19, and clarify to what extent the measures are ongoing. Refer to CF Disclosure Guidance: Topics No. 9 and 9A.

7. We note that your disclosure on page 86 states that you have "experienced lower license sales . . . due to the pandemic." However, your disclosures on pages 8 and 88 suggest that the number of licenses sold in North America increased from 2,998 in 2019 to 3,261 in 2020. In addition, the disclosure on page 88 also provides that the number of licenses contractually obligated to be sold internationally increased from 489 in 2019 to 593 in 2020. Please revise your disclosures to reconcile these inconsistencies.

8. Please revise to disclose any known trends and uncertainties that have had, or that you reasonably expect will have, a material impact on your results of operations and relevant metrics as a result of the COVID-19 pandemic, such as the trend identified in your risk factor on page 26 related to consumers' adoption of in-home fitness solutions, which you disclose has been accelerated during the COVID-19 pandemic. In doing so, please include a discussion of whether you expect the impacts on your results of operations and metrics as a result of this trend to continue after the COVID-19 pandemic subsides. For

guidance, please refer to Item 303(a) of Regulation S-K, Release No. 33-8350, and CF Disclosure Guidance: Topics No. 9 and 9A.

Non-GAAP Financial Measures
Free Cash Flow Conversion, page 91

9.   You consider free cash flow conversion to be a liquidity measure. Please present a reconciliation of the differences between this non-GAAP financial measure and operating cash flows or the most directly comparable liquidity measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(i)(B) of Regulation S-K.

Discussion of Results of Operations
Year Ended December 31, 2019 versus 2020, page 94

10.   Please expand your discussion of your results of operations for the periods presented to provide greater analysis of the reasons why there were significant changes in your financial statement line items between periods, including additional quantification and discussion of the significant factors and drivers materially affecting such results. For example, provide an explanation as to why the rate of new studio openings declined in 2020. And where possible, quantify the different drivers of your results of operations, such as where you discuss franchise marketing revenue.

You may contact Blaise Rhodes at 202-551-3774 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alan F. Denenberg